ASIARIM CORPORATION

July 13, 2011
Division of Corporate Finance Securities and Exchange Commission Washington, D.C. 20549 United States
Attn:	Mr. Larry Spirgel Assistant Director
Dear Mr. Spirgel,
Re:	Asiarim Corporation (the "Company" or "Asiarim") Form 10-K/A for the Fiscal Year Ended September 30, 2010, Filed May 20, 2011, as amended File No. 333-147187
We refer to your letter dated June 1, 2011. We hereby submit our replies below utilizing the same number reference.
Comment 1
Please refer to page F-9 of Amendment no. 3 to Form 10K/A for the fiscal year ended September 30, 2010 for the revised disclosure.
Comment 2
Please refer to page F-9 of Amendment no. 3 to Form 10K/A for the fiscal year ended September 30, 2010 for the revised disclosure.
Comment 3
Please refer to page F-9 of Amendment no. 3 to Form 10K/A for the fiscal year ended September 30, 2010 for the revised disclosure.
The Company also acknowledges that:.
*	the Company is responsible for the adequacy and accuracy of the disclosure in the filing; and
*	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For and on behalf of Asiarim Corporation /s/ Ben van Wijhe ________________________________ Ben van Wijhe President
c.c.	Ms. Kenya Gumbs, Staff Accountant Mr. Carlos Pacho, Staff Accountant Branch Chief

Unit 1601, 16/F., Jie Yang Building, 271 Lockhart Road, Wanchai, Hong Kong
Tel (HK): +852 9100 7972        Fax (USA): 702 9485779

ml>